

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2012

<u>Via E-mail</u>
Mahendra Singh Mehta
Chief Executive Officer
Sterlite Industries (India) Limited
SIPCOT Industrial Complex,
Madurai Bypass Road, TV Puram P.O.
Tuticorin - 628002
Tamil Nadu, India

     Re: Sterlite Industries (India) Limited
               Form 20-F for the year ended March 31, 2011
               Filed September 30, 2011
               File No. 001-33175

Dear Mr. Mehta:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ James Lopez (for)

                          John Reynolds
                          Assistant Director

cc (via email): Rajiv Gupta